Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: June 15, 2022

MANSCAPED™ to Participate in the Jefferies 2022 Consumer Conference

SAN DIEGO, Calif. (June 15, 2022) — MANSCAPED™ (“MANSCAPED” or the “Company”), a leading global consumer lifestyle brand specializing in men’s grooming and self-care, is scheduled to attend the Jefferies 2022 Consumer Conference on Tuesday, June 21st and Wednesday, June 22nd. The conference is being held at the White Elephant in Nantucket, MA.

Paul Tran, Founder and Chief Executive Officer, Kevin Datoo, President, and Phillip Unthank, Chief Financial Officer, are expected to be in attendance and holding one-on-one meetings. MANSCAPED is scheduled to participate in a breakout session on Wednesday, June 22nd, at 11:30 a.m. ET.

Additionally, the Company plans to release an investor presentation on Tuesday, June 21st, which can be found on the investor relations section of MANSCAPED’S website at www.manscaped.com/pages/investors.

Transaction Details

On November 23, 2021, MANSCAPED announced its entry into a definitive business combination agreement with Bright Lights Acquisition Corp. (Nasdaq: BLTS) (“Bright Lights”). Upon the closing of the proposed business combination, the combined company will be named “Manscaped Holdings, Inc.” MANSCAPED intends to apply to list the common shares of the combined company on Nasdaq under the ticker symbol “MANS”.

About MANSCAPED

Founded by Paul Tran in 2016, San Diego, California-based MANSCAPED™ is the global men’s lifestyle consumer brand and male grooming category creator trusted by over five million men worldwide. The product range includes a diversified line of premium tools, formulations, and accessories designed to introduce and elevate a whole new self-care routine for men. MANSCAPED’s collection is available internationally in 38 countries via DTC and on Amazon in more than 100 countries worldwide. Retail placement includes Target®, Best Buy, Macy’s, and Military Exchanges in the U.S. and Hairhouse locations in Australia. For more information, visit the website or follow on Facebook, Instagram, Twitter, TikTok, Tumblr and YouTube.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Bright Lights and MANSCAPED. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions described herein, Bright Lights and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was originally filed with the SEC on January 10, 2022, and subsequently amended, which includes Bright Lights’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all Bright Lights stockholders. Bright Lights or ParentCo will also file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Bright Lights are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Bright Lights or ParentCo through the website maintained by the SEC at www.sec.gov or by directing a request to Bright Lights via email at info@brightlightsacquisition.com or calling 310-421-1472.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bright Lights, ParentCo or MANSCAPED, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

Bright Lights and MANSCAPED and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bright Lights’ stockholders in connection with the proposed transaction. Information about Bright Lights’ directors and executive officers and their ownership of Bright Lights’ securities is set forth in Bright Lights’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described above.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, Bright Lights and MANSCAPED. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Bright Lights’ securities, (ii) the risk that the transaction may not be completed by Bright Lights’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Bright Lights, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of Bright Lights, the satisfaction of the minimum trust account amount following any redemptions by Bright Lights’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among Bright Lights, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and MANSCAPED, (vi) the effect of the announcement or pendency of the transaction on MANSCAPED’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of MANSCAPED and potential difficulties in MANSCAPED employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MANSCAPED or against ParentCo or Bright Lights related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of Bright Lights securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of Bright Lights’ securities, (xi) changes in competitive and regulated industries in which MANSCAPED operates, variations in operating performance across competitors, changes in laws and regulations affecting MANSCAPED’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of MANSCAPED to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of MANSCAPED’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which MANSCAPED operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Bright Lights’ Annual Reports on Form 10-K, Bright Lights’ Quarterly Reports on Form 10-Q, the registration statement on Form S-4 that includes a proxy statement/prospectus that ParentCo and Bright Lights have filed with the SEC and other documents filed by ParentCo and Bright Lights from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MANSCAPED, ParentCo and Bright Lights assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of MANSCAPED, Bright Lights or ParentCo gives any assurance that any of them will achieve its expectations.

Investor Contact

Jared Filippone, CFA

Director of Investor Relations, MANSCAPED™

IR@manscaped.com

Bruce Williams

Managing Director, ICR

ManscapedIR@icrinc.com

Media Contact

Allison Frazier

Director of Communications, MANSCAPED™

allison@manscaped.com

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